U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

December 21, 2012

FILED VIA EDGAR

Ms. Kimberly Browning
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C. 20549

Re:	Buffalo Funds (the “Trust”)
Securities Act Registration No: 333-56018

Ms. Browning

On behalf of the Trust, I hereby submit this application for withdrawal of Pre-Effective Amendment No. 2 to the Trust’s registration statement filed on Form N-14 pursuant to Rule 145 under the Securities Act of 1933, as amended (the “1933 Act”).  No securities were sold in connection with Pre-Effective Amendment No. 2.

The Form N-14 registration statement was filed pursuant to Rule 145 under the 1933 Act on November 19, 2012 for the purpose of merging the Buffalo China Fund (the “China Fund” or the “Target Fund”), a series of the Trust, into the Buffalo International Fund (the “International Fund” or the “Acquiring Fund”), also a series of the Trust.  The Trust filed Pre-Effective Amendment No. 2 to the information statement on Form N-14 for the purpose of responding to Staff comments.  The Trust is withdrawing Pre-Effective Amendments No. 2 due to the use of the incorrect 1933 Act registration number in association with the filing.

Pursuant to the requirements of Rule 478 of the 1933 Act, this application for withdrawal of Pre-Effective Amendment No. 2 has been signed by the President of the Trust this 21st day of December, 2012.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Rachel A. Spearo at (414) 765-5384.

Sincerely,

/s/ Kent W. Gasaway

Kent W. Gasaway
President